UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Perrigo Company plc
(Name of Issuer)

Ordinary Shares, €0.001 par value
(Title of Class of Securities)

G97822103
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,641,425
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,641,425
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,641,425
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,287,856
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,287,856
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,287,856
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 372,738
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 372,738
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,738
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 209,418
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 209,418
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 209,418
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 209,418
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 209,418
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 209,418
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 209,418
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 209,418
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 209,418
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON STARBOARD LEADERS KILO LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,001,138
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,001,138
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,001,138
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON STARBOARD LEADERS FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,001,138
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,001,138
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,001,138
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON STARBOARD LEADERS SELECT III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 365,603
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 365,603
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 365,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON STARBOARD LEADERS SELECT III GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 365,603
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 365,603
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 365,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,366,741
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,366,741
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,366,741
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,366,741
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,366,741
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,366,741
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,641,425
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,641,425
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,641,425
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,641,425
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,641,425
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,641,425
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,641,425
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,641,425
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,641,425
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,641,425
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,641,425
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,641,425
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,641,425
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,641,425
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,641,425
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,641,425
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,641,425
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,641,425
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. G97822103

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Kilo LLC, and Starboard Select III LP, and held in the Starboard Value LP Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 3,287,856 Shares beneficially owned by Starboard V&O Fund is approximately $299,935,577, excluding brokerage commissions. The aggregate purchase price of the 372,738 Shares beneficially owned by Starboard S LLC is approximately $33,881,400, excluding brokerage commissions. The aggregate purchase price of the 209,418 Shares beneficially owned by Starboard C LP is approximately $18,956,662, excluding brokerage commissions. The aggregate purchase price of the 2,001,138 Shares beneficially owned by Starboard Kilo LLC is approximately $181,013,280, excluding brokerage commissions. The aggregate purchase price of the 365,603 Shares beneficially owned by Starboard Select III LP is approximately $32,724,463, excluding brokerage commissions. The aggregate purchase price of the 3,404,672 Shares held in the Starboard Value LP Accounts is approximately $287,560,007, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 6, 2017, Starboard Value LP and certain of its affiliates (collectively, “Starboard”) entered into an agreement with the Issuer (the “Agreement”) regarding the composition of the Issuer’s Board of Directors (the “Board”). The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Agreement, the Issuer agreed to immediately appoint Jeffrey C. Smith (the “Starboard Appointee”), Bradley A. Alford and Jeffrey B. Kindler (the “Independent Appointees” and together with the Starboard Appointee and the Additional Independent Appointees (as defined below), the “Appointed Directors”) to the Board.  Starboard also has the right to appoint two (2) additional independent directors (the “Additional Independent Appointees”) to the Board in accordance with the terms of the Agreement.  The Issuer agreed to accept the resignations tendered by Michael J. Jandernoa, Gerald K. Kunkle, Jr., Herman Morris, Jr., and Shlomo Yanai as directors of the Issuer, effective immediately and to accept the resignation of Ellen Hoffing, effective upon the appointment of the second Additional Independent Appointee to the Board.  Subject to the terms of the Agreement, the Starboard Appointee, the Independent Appointees and the Additional Independent Appointees, if appointed at such time, will stand for election at the Issuer’s 2017 Annual General Meeting of Shareholders (the “2017 Annual Meeting”) together with the Company’s other Continuing Directors (as defined therein).

In addition, the Issuer agreed, among other things, to: (i) recommend, support and solicit proxies for the Starboard Appointee, the Independent Appointees, and, if applicable, the Additional Independent Appointees, at the 2017 Annual Meeting in the same manner as it recommends, supports, and solicits proxies for the election of the Continuing Directors; (ii) appoint Mr. Alford as a member of the Nominating & Governance Committee (the “Governance Committee”); (iii) appoint Mr. Smith as Chairman of the Governance Committee, as a member of the Remuneration Committee, as a member of the Tiger Transaction Committee and as a member of the strategic review working group (sometimes referred to as the “Project Sailboat Committee”); (iv) appoint Mr. Kindler as Chairman of the Remuneration Committee, as a member of the Audit Committee and as a member of the Project Sailboat Committee; (v) appoint the first Additional Independent Appointee to the Governance Committee and the second Additional Independent Appointee to the Remuneration Committee, effective upon their appointment to the Board; (vi) use its reasonable best efforts to hold the 2017 Annual Meeting no later than May 20, 2017; and (vii) not seek shareholder approval to increase the size of the Board to more than eleven (11) directors through the expiration of the Standstill Period (as defined below).

CUSIP NO. G97822103

The Agreement also provides that if any of the Appointed Directors (or any replacement director) is unable or unwilling to serve as a director and ceases to be a director, resigns as a director or is removed as a director prior to the expiration of the Standstill Period and at such time Starboard beneficially owns at least the lesser of (i) three percent (3.0%) of the Issuer’s then outstanding Shares and (ii) 4,301,342 Shares, then Starboard has the ability to recommend a substitute person, who meets certain independence and experience criteria.

Pursuant to the terms of the Agreement, Starboard agreed, among other things: (i) not to nominate any person for election at the 2017 Annual Meeting; (ii) not to submit any proposal for consideration at, or bring any other business before, the 2017 Annual Meeting; (iii) not to initiate, encourage or participate in any “vote no,” “withhold” or similar campaign with respect to the 2017 Annual Meeting; (iv) to appear in person or by proxy at the 2017 Annual Meeting and vote all Shares beneficially owned by it (a) in favor of the Issuer’s nominees, (b) in favor of the ratification of the appointment of Ernst & Young LLP as the Issuer’s independent registered public accounting firm for the fiscal year ending December 31, 2017, and (c) in accordance with the Board’s recommendation with respect to the Issuer’s “say-on-pay” proposal and any other proposal presented at the 2017 Annual Meeting unless Institutional Shareholder Services Inc. or Glass Lewis & Co., LLC recommends otherwise with respect to any such proposals; and (v) to appear in person or by proxy at any extraordinary general meeting of the Issuer’s shareholders during the Standstill Period and vote all Shares beneficially owned by it in accordance with the Board’s recommendation on any proposal relating to the appointment, election or removal of director(s) at such meeting.

Starboard also agreed to certain customary standstill provisions, effective as of the date of the Agreement through the earlier of (i) fifteen (15) business days prior to the deadline for the submission of shareholder nominations for the 2018 Annual General Meeting of Shareholders or (ii) one hundred (100) days prior to the anniversary date of the 2017 Annual Meeting (the “Standstill Period”). The standstill provisions generally prohibit Starboard from taking specified actions with respect to the Issuer and its securities, including, among others: (i) soliciting or participating in the solicitation of proxies; (ii) joining any “group” or becoming party to any voting arrangement or agreement; (iii) seeking or encouraging others to submit nominations for election or removal of directors; (iv) making shareholder proposals or offers with respect to mergers, acquisitions and other business combinations; or (v) seeking board representation other than as provided in the Agreement.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 143,374,427 Shares outstanding, as of November 4, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2016.

A.	Starboard V&O Fund

(a)	As of the close of business on February 6, 2017, Starboard V&O Fund beneficially owned 3,287,856 Shares.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 3,287,856
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,287,856
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. G97822103

B.	Starboard S LLC

(a)	As of the close of business on February 6, 2017, Starboard S LLC beneficially owned 372,738 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 372,738
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 372,738
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Starboard C LP

(a)	As of the close of business on February 6, 2017, Starboard C LP beneficially owned 209,418 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 209,418
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 209,418
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 209,418 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 209,418
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 209,418
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R LP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. G97822103

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 209,418 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 209,418
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 209,418
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.	Starboard Kilo LLC

(a)	As of the close of business on February 6, 2017, Starboard Kilo LLC beneficially owned 2,001,138 Shares.

Percentage: Approximately 1.4%

(b)	1. Sole power to vote or direct vote: 2,001,138
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,001,138
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Kilo LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

G.	Starboard Leaders Fund

(a)	Starboard Leaders Fund, as a member of Starboard Kilo LLC, may be deemed the beneficial owner of the 2,001,138 Shares owned by Starboard Kilo LLC.

Percentage: Approximately 1.4%

(b)	1. Sole power to vote or direct vote: 2,001,138
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,001,138
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Leaders Fund has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard Kilo LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. G97822103

H.	Starboard Select III LP

(a)	As of the close of business on February 6, 2017, Starboard Select III LP beneficially owned 365,603 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 365,603
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 365,603
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Select III LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

I.	Starboard Select III GP

(a)	Starboard Select III GP, as the general partner of Starboard Select III LP, may be deemed the beneficial owner of the 365,603 Shares owned by Starboard Select III LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 365,603
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 365,603
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Select III GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard Select III LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

J.	Starboard A LP

(a)
Starboard A LP, as the general partner of Starboard Leaders Fund and the managing member of Starboard Kilo LLC and Starboard Select III GP, may be deemed the beneficial owner of the (i) 2,001,138 Shares owned by Starboard Kilo LLC and (ii) 365,603 Shares owned by Starboard Select III LP.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 2,366,741
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,366,741
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard A LP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard Kilo LLC and Starboard Select III LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. G97822103

K.	Starboard A GP

(a)
Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the (i) 2,001,138 Shares owned by Starboard Kilo LLC and (ii) 365,603 Shares owned by Starboard Select III LP.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 2,366,741
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,366,741
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard A GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard Kilo LLC and Starboard Select III LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

L.	Starboard Value LP

(a)
As of the close of business on February 6, 2017, 3,404,672 Shares were held in the Starboard Value LP Accounts.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Kilo LLC, Starboard Select III LP and the Starboard Value LP Accounts and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 3,287,856 Shares owned by Starboard V&O Fund, (ii) 372,738 Shares owned by Starboard S LLC, (iii) 209,418 Shares owned by Starboard C LP, (iv) 2,001,138 Shares owned by Starboard Kilo LLC, (v) 365,603 Shares owned by Starboard Select III LP, and (vi) 3,404,672 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 9,641,425
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,641,425
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Accounts and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Kilo LLC and Starboard Select III LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

M.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 3,287,856 Shares owned by Starboard V&O Fund, (ii) 372,738 Shares owned by Starboard S LLC, (iii) 209,418 Shares owned by Starboard C LP, (iv) 2,001,138 Shares owned by Starboard Kilo LLC, (v) 365,603 Shares owned by Starboard Select III LP and (vi) 3,404,672 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 9,641,425
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,641,425
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Kilo LLC and Starboard Select III LP and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. G97822103

N.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 3,287,856 Shares owned by Starboard V&O Fund, (ii) 372,738 Shares owned by Starboard S LLC, (iii) 209,418 Shares owned by Starboard C LP, (iv) 2,001,138 Shares owned by Starboard Kilo LLC, (v) 365,603 Shares owned by Starboard Select III LP and (vi) 3,404,672 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 9,641,425
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,641,425
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Kilo LLC and Starboard Select III LP and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

O.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 3,287,856 Shares owned by Starboard V&O Fund, (ii) 372,738 Shares owned by Starboard S LLC, (iii) 209,418 Shares owned by Starboard C LP, (iv) 2,001,138 Shares owned by Starboard Kilo LLC, (v) 365,603 Shares owned by Starboard Select III LP and (vi) 3,404,672 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 9,641,425
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,641,425
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Kilo LLC and Starboard Select III LP and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

P.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 3,287,856 Shares owned by Starboard V&O Fund, (ii) 372,738 Shares owned by Starboard S LLC, (iii) 209,418 Shares owned by Starboard C LP, (iv) 2,001,138 Shares owned by Starboard Kilo LLC, (v) 365,603 Shares owned by Starboard Select III LP and (vi) 3,404,672 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,641,425
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,641,425

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Kilo LLC and Starboard Select III LP and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. G97822103

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 6, 2017, Starboard and the Issuer entered into the Settlement Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Leaders Kilo LLC, Starboard Leaders Fund LP, Starboard Leaders Select III LP, Starboard Leaders Select III GP LLC, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell, and Peter A. Feld and Perrigo Company plc, dated February 6, 2017.

CUSIP NO. G97822103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2017

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD LEADERS KILO LLC
By: Starboard Value A LP,
      its managing member

STARBOARD LEADERS FUND LP
By: Starboard Value A LP,
       its general partner

STARBOARD LEADERS SELECT III LP
By: Starboard Leaders Select III GP LLC,
       its general partner

STARBOARD VALUE A LP
By: Starboard Value A GP LLC,
      its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
       its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
       its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE A GP LLC

STARBOARD VALUE R GP LLC

STARBOARD LEADERS SELECT III GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

CUSIP NO. G97822103

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Amount of Ordinary Shares Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

25,199	82.0229	12/08/2016
2,240	81.9804	12/14/2016

STARBOARD VALUE AND OPPORTUNITY S LLC

2,796	82.0229	12/08/2016
249	81.9804	12/14/2016
787	82.9328	12/30/2016
3,002	77.2684	01/11/2017
924	79.5631	01/11/2017
2,310	81.6963	01/11/2017

STARBOARD VALUE AND OPPORTUNITY C LP

1,561	82.0229	12/08/2016
138	81.9804	12/14/2016
439	82.9328	12/30/2016
2,514	77.2684	01/11/2017
773	79.5631	01/11/2017
1,934	81.6963	01/11/2017

STARBOARD LEADERS KILO LLC

684	82.0229	12/08/2016
61	81.9804	12/14/2016
531	82.9328	12/30/2016
656	77.2684	01/11/2017
202	79.5631	01/11/2017
504	81.6963	01/11/2017

STARBOARD LEADERS SELECT III LP

153	82.0229	12/08/2016
14	81.9804	12/14/2016
119	82.9328	12/30/2016
86	77.2684	01/11/2017
26	79.5631	01/11/2017
66	81.6963	01/11/2017

STARBOARD VALUE LP
(Through the Starboard Value LP Accounts)

59,607	82.0229	12/08/2016
5,298	81.9804	12/14/2016
47,549	82.9328	12/30/2016
58,742	77.2684	01/11/2017
18,075	79.5631	01/11/2017
45,186	81.6963	01/11/2017